August 2, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, Georgia 30349

       Re: Gilmore Homes Gilmore Loans LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed July 8, 2019
           File No. 024-11011

Dear Mr. Gilmore:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2019 letter.

Form 1-A Amendment 1 filed July 8, 2019

General

1. Please refer to your response to comment 17 and revise the document to remove all references to the self unaudit report and your unaudited oberservations regarding the company's financial condition. Also, please revise to remove the financial data beginning on page 33.
2. We note your response to prior comment 6. We continue to note the disclosure relating to your preferred annualized 10% return plus 50% of your realized profits. Please tell us the detailed basis for your statements or remove all disclosure regarding returns throughout your offering statement.
 Michael Gilmore
FirstName LastNameMichael Gilmore
Gilmore Homes Gilmore Loans LLC
Comapany2019
August 2, NameGilmore Homes Gilmore Loans LLC
August 2, 2019 Page 2
Page 2
FirstName LastName
3. We note your response to prior comment 5 and the revised disclosure beginning on page
         16. We are unable to locate the substantial amount of information that you reference as already being set forth in the offering statement. Please revise to clarify.
Cover Page

4. We note your response to prior comment 7 and the revised disclosure. Please revise to clarify, if true, that investor funds first will be placed in an escrow account and then transferred once the minimum offering amount has been reached. Please also revise to identify the escrow agent. We will continue to monitor for updated disclosure.
5. We note your response to prior comment 8 and the revised disclosure on page 3 that: "Once one invests, the company will hold all monies until the termination of the offering." We further note revised disclosure that indicates once a subscriber purchases the shares, the funds will remain with the company until the termination of the offering.
         Please revise to clarify that you will promptly return all investors funds if the minimum offering amount is not reached by a certain date or explain to us what you intend by a minimum offering amount. In addition, please consider removing any statement that may imply that investors will get their money back at the termination of the offering.
Management's Discussion and Analysis, page 38

6. We note your response to prior comment 12 and the revised disclosure. We note that borrowing money is part of your plan of operations. Please revise to clarify, if true, that you currently have no financing and that there is no guarantee that you will ever receive financing. Please further discuss the likely alternatives for satisfying your capital needs in light of your working capital deficiency.
Executive Compensation, page 75

7. We note your response to prior comment 14 and the revised disclosure on page 75 that
         Gilmore Homes Gilmore Loans shall reimburse the Manager for the salaries and benefits to be paid to its named executive officers. We further note the disclosure on page 75 that management will receive a 10% fee instead of a yearly, direct salary as well as the disclosure on page 44 that indicates Gilmore will not be paid a salary or direct compensation, but will be paid a 10% fee. Please revise your disclosure throughout the offering statement to reconcile these statements.
8. We note your response to prior comment 15 and the revised disclosure describing the factors that you may consider. Please revise to more specifically clarify how you will consider these factors, describe the conflicts of interest in your consideration and confirm, if true, that you may pay the 10% fee regardless of how the factors are considered.
Certain Relationships and Related Party Transactions, page 76

9. We note your response to prior comment 6 and the revised disclosure on page 76. Please
 Michael Gilmore
Gilmore Homes Gilmore Loans LLC
August 2, 2019
Page 3
         revise to calculate the 10% fee or explain to us your calculations as the amounts do not all appear to represent 10%. In addition, we note your revised disclosure that Mr. Gilmore founded over 85 companies. Please identify these companies and provide a brief description of each company or group of companies.
Exhibits

10. We note your response to prior comment 18. Please file your legal opinion prior to qualification.
       You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Wilson Lee, Staff
Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or
Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                               Sincerely,
FirstName LastNameMichael Gilmore
                                                               Division of
Corporation Finance
Comapany NameGilmore Homes Gilmore Loans LLC
                                                               Office of Real
Estate and
August 2, 2019 Page 3                                          Commodities
FirstName LastName